SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

LECG Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

523234102

(CUSIP number)

Great Hill Partners Attn: Laurie T. Gerber One Liberty Square, Boston, MA 02109 (617) 790-9430

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on the following pages)

(Page 1 of 13 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 523234102	13D	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS Great Hill Investors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 279,769
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 279,769
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 279,769 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.30% (2)
14.	TYPE OF REPORTING PERSON OO

(1)	As described in further detail in Item 4 below, Great Hill Investors, LLC (“GHI”) beneficially owns (a) 269,296 shares of LECG Corporation’s (“LECG” or the “Company” or) common stock, par value $.001 per share (“Common Stock”) and (b) 10,473 shares of Common Stock that are issuable upon conversion (initially on a one-for-one share basis as described in further detail in Item 4 below) of 10,473 shares of LECG’s Series A Convertible Redeemable Preferred Stock, par value $.01 per share (“Series A Preferred”).

(2)	Calculations based on 92,231,113 shares of Common Stock outstanding, which is comprised of 54,003,770 shares of Common Stock issued in the Exchange Transaction (described in Item 4 below) plus the 38,227,343 shares of Common Stock outstanding as of October 29, 2010 as disclosed in LECG Form 10-Q for the quarter ended September 30, 2010.

CUSIP No. 523234102	13D	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS Great Hill Equity Partners III, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 67,177,123
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 67,177,123
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,177,123 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 70.89% (2)
14.	TYPE OF REPORTING PERSON PN

(1)	As described in further detail in Item 4 below, Great Hill Equity Partners III, LP (“GHEPIII”) beneficially owns (a) 64,662,343 shares of LECG Common Stock and (b) 2,514,779 shares of Common Stock that are issuable upon conversion (initially on a one-for-one share basis as described in further detail in Item 4 below) of shares of 2,514,779 LECG’s Series A Preferred.

(2)	Calculations based on 92,231,113 shares of Common Stock outstanding, which is comprised of 54,003,770 shares of Common Stock issued in the Exchange Transaction (described in Item 4 below) plus the 38,227,343 shares of Common Stock outstanding as of October 29, 2010 as disclosed in LECG Form 10-Q for the quarter ended September 30, 2010.

CUSIP No. 523234102	13D	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS Great Hill Partners GP III, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 67,177,123
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 67,177,123
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,177,123
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 70.89% (1)
14.	TYPE OF REPORTING PERSON PN

(1)	Calculations based on 92,231,113 shares of Common Stock outstanding, which is comprised of 54,003,770 shares of Common Stock issued in the Exchange Transaction (described in Item 4 below) plus the 38,227,343 shares of Common Stock outstanding as of October 29, 2010 as disclosed in LECG Form 10-Q for the quarter ended September 30, 2010.

CUSIP No. 523234102	13D	Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS GHP III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 67,177,123
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 67,177,123
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,177,123
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 70.89% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	Calculations based on 92,231,113 shares of Common Stock outstanding, which is comprised of 54,003,770 shares of Common Stock issued in the Exchange Transaction (described in Item 4 below) plus the 38,227,343 shares of Common Stock outstanding as of October 29, 2010 as disclosed in LECG Form 10-Q for the quarter ended September 30, 2010.

CUSIP No. 523234102	13D	Page 6 of 13 Pages

1.	NAMES OF REPORTING PERSONS Christopher S. Gaffney
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 67,456,891
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 67,456,891
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,456,891
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 71.19% (1)
14.	TYPE OF REPORTING PERSON IN

(1)	Calculations based on 92,231,113 shares of Common Stock outstanding, which is comprised of 54,003,770 shares of Common Stock issued in the Exchange Transaction (described in Item 4 below) plus the 38,227,343 shares of Common Stock outstanding as of October 29, 2010 as disclosed in LECG Form 10-Q for the quarter ended September 30, 2010.

CUSIP No. 523234102	13D	Page 7 of 13 Pages

1.	NAMES OF REPORTING PERSONS John G. Hayes
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 67,456,891
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 67,456,891
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,456,891
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 71.19%
14.	TYPE OF REPORTING PERSON IN

(1)	Calculations based on 92,231,113 shares of Common Stock outstanding, which is comprised of 54,003,770 shares of Common Stock issued in the Exchange Transaction (described in Item 4 below) plus the 38,227,343 shares of Common Stock outstanding as of October 29, 2010 as disclosed in LECG Form 10-Q for the quarter ended September 30, 2010.

CUSIP No. 523234102	13D	Page 8 of 13 Pages

1.	NAMES OF REPORTING PERSONS Matthew T. Vettel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 67,177,123
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 67,177,123
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,177,123
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 70.89% (1)
14.	TYPE OF REPORTING PERSON IN

(1)	Calculations based on 92,231,113 shares of Common Stock outstanding, which is comprised of 54,003,770 shares of Common Stock issued in the Exchange Transaction (described in Item 4 below) plus the 38,227,343 shares of Common Stock outstanding as of October 29, 2010 as disclosed in LECG Form 10-Q for the quarter ended September 30, 2010.

CUSIP No. 523234102	13D	Page 9 of 13 Pages

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned, as amended to date (the “Schedule 13D”). This Amendment No. 2 amends the Schedule 13D as specifically set forth.

ITEM 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of LECG Corporation, a corporation organized under the laws of the state of Delaware (the “Company” or the “Issuer”), with its principal executive offices located at 80 Lancaster Avenue, Devon, Pennsylvania 19333. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by the incorporation by reference of the information set forth in Item 4 below.

ITEM 4.	Purpose of Transaction.

The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On March 31, 2011, the Company entered into a Share Exchange Agreement with GHEPIII and GHI pursuant to which 3,787,879 shares of Series A Convertible Redeemable Preferred Stock held by GHEPIII and GHI and the dividends accrued on those shares were cancelled in exchange for 54,003,770 of newly issued shares of Common Stock (the “Exchange Transaction”). The cancelled preferred shares had a liquidation preference of $15 million and were exchanged at a rate of $.30 per share of Common Stock, representing approximately a 46% premium to the thirty-day average trading price. Following the Exchange Transaction, GHEPIII and GHI continue to own 2,525,252 shares of Series A Convertible Redeemable Preferred Stock, with a liquidation preference of $10 million, and now own a total 64,931,639 shares of the Company’s outstanding Common Stock.

ITEM 5.	Interest in Securities of the Issuer.

(a)-(b) GHEPIII may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to have sole power to direct the voting and disposition of 67,177,123 shares of LECG Common Stock, representing approximately 70.89% of the 94,756,365 shares of Common Stock outstanding (including Common Stock issuable upon conversion of Series A Preferred held by both GHEPIII and GHI), based on information provided in the Company’s Form 10-Q filed for the quarter ended September 30, 2010 (the “Most Recent 10-Q”) and the parties’ knowledge of the Exchange Transaction.

GHI may be deemed to have sole power to direct the voting and disposition of 279,769 shares of LECG Common Stock, representing approximately 0.30% of the 94,756,365 shares of Common Stock outstanding (including Common Stock issuable upon conversion of Series A Preferred held by both GHEPIII and GHI), based on information provided in the Company’s Most Recent 10-Q and the parties’ knowledge of the Exchange Transaction.

GHEPIIIGP, as the general partner of GHEPIII, and GHPIII, as the general partner of GHEPIIIGP, each may be deemed to have sole power to direct the voting and disposition of the 67,177,123 shares of Common Stock beneficially owned by GHEPIII, representing approximately 70.89% of the 94,756,365 shares of Common Stock

CUSIP No. 523234102	13D	Page 10 of 13 Pages

outstanding (including Common Stock issuable upon conversion of Series A Preferred held by both GHEPIII and GHI), based on information provided in the Company’s Most Recent 10-Q and the parties’ knowledge of the Exchange Transaction.

Gaffney and Hayes, as managers of GHPIII and GHI, may be deemed to have sole power to direct the voting and disposition of 67,456,891 shares of Common Stock beneficially owned by GHPIII and GHI, representing approximately 71.19% of the 94,756,365 shares of Common Stock outstanding (including Common Stock issuable upon conversion of Series A Preferred held by both GHEPIII and GHI), based on information provided in the Company’s Most Recent 10-Q and the parties’ knowledge of the Exchange Transaction.

Vettel, as a manager of GHPIII, may be deemed to have sole power to direct the voting and disposition of 67,177,123 shares of Common Stock beneficially owned by GHPIII, representing approximately 70.89% of the 94,756,365 shares of Common Stock outstanding (including Common Stock issuable upon conversion of Series A Preferred held by both GHEPIII and GHI), based on information provided in the Company’s Most Recent 10-Q and the parties’ knowledge of the Exchange Transaction.

Each of Messrs. Gaffney, Hayes and Vettel disclaim beneficial ownership of the shares of Common Stock beneficially owned by GHEPIII, GHEPIIIGP, GHPIII and GHI.

(c) Except as described in this Schedule 13D, none of the Reporting Persons has effected any transaction in the securities of the Issuer in the last 60 days.

(d) No persons other than the Reporting Persons and their investment clients have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered hereby.

(e) Not Applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the incorporation by reference of the information set forth in Item 4 above.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit 1:	Share Exchange Agreement dated as of March 31, 2011.

CUSIP No. 523234102	13D	Page 11 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this     5th     day of April, 2011.

GREAT HILL INVESTORS, LLC

By: *
Name: Christopher S. Gaffney
Title: A Manager

GREAT HILL EQUITY PARTNERS III, LP

By: Great Hill Partners GP III, LP, its General Partner

By: GHP III, LLC, its General Partner

By: *
Name: Christopher S. Gaffney
Title: A Manager

GREAT HILL PARTNERS GP III, LP

By: GHP III, LLC, its General Partner

By: *
Name: Christopher S. Gaffney
Title: A Manager

GHP III, LLC

By: *
Name: Christopher S. Gaffney
Title: A Manager

CUSIP No. 523234102	13D	Page 12 of 13 Pages

*
Christopher S. Gaffney
*
John G. Hayes
*
Matthew T. Vettel

*	/s/ Laurie T. Gerber

Executed by Laurie T. Gerber, Chief Financial Officer of Great Hill Partners, LLC, as attorney-in-fact pursuant to a power of attorney.

CUSIP No. 523234102	13D	Page 13 of 13 Pages

EXHIBIT INDEX

Exhibit 1:	Share Exchange Agreement dated as of March 31, 2011.